7/29

82- SUBMISSIONS FACIN


02042928

MICROFIC... CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME MegaChips Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 0 1 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4861 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/30/02



Colors Your Life

MegaChips

MegaChips Corporation Annual Report 2002 Year Ended March 31, 2002



Profile

Since its inception, MegaChips has adhered to a three-part policy: growing through Innovation; forming mutually beneficial relationships with customers rooted in Trust; and contributing to society through Creation.
Based on this thinking, MegaChips was incorporated in 1990 as Japan's only reserch-driven,fabless high-tech company.
Based on our core technology of image, voice and communication processing, by integrating our knowledge of systems and LSIs we have developed innovative system LSIs and system products to offer solutions that meet customers' needs.
This is because MegaChips has achieved rapid growth.
In the twenty-first century, every imaginable type of equipment will be connected to networks, heralding an era in which 'rich media' information (text, voice, music, still and moving images, and other types of data) will be freely sent and received over high-speed networks.
To capitalize on the changes ushered in by this new era, we will continue to integrate technologies and knowledges that have been culivatetd to date into our products.
Our efforts focus innovative system LSIs and system products essential to a networked society.
MegaChips group is working toward a rich communications society.

Contents

Highlights

MegaChips Corporation and its Consolidated Subsidiaries

	1998 (non-consolidated)	1999 (non-consolidated)	2000 (consolidated)	2001 (consolidated)	**2002** (consolidated)	**2002** (consolidated)
	Millions of yen except for per share amounts					Thousands of U.S.dollars (Note)
Net sales	¥ 25,691	¥ 30,897	¥ 37,738	¥ 53,851	**¥ 36,899**	**$ 276,912**
Cost of sales	22,970	27,794	33,413	47,226	**30,164**	**226,374**
Operating income	1,280	1,885	2,114	3,306	**2,844**	**21,343**
Net income	511	849	1,283	1,866	**1,647**	**12,363**
Total assets	¥ 13,171	¥18,485	¥ 21,324	¥ 21,639	**¥ 20,713**	**$ 155,444**
Shareholders' equity	1,841	6,524	13,525	14,625	**16,053**	**120,474**
			yen			U.S.dollars (Note)
Net income — basic	¥ 66.54	¥ 76.72	¥ 54.61	¥ 75.87	**¥ 67.02**	**$ 0.5**
Shareholders' equity	182.45	562.93	548.45	595.04	**653.14**	**4.9**
[illegible]	10,089,840	11,589,840	24,661,017	24,661,017	**24,661,017**	**24,661,017**

For the five years ended March 31

Note:The U.S. dollar amounts are provided solely for the convenience of the readers at the rate of ¥133.25 US$ 1, the rate prevailing on March 31,2002.



¥Millions
2,000
1,500
1,000
500
0
511
849
1,283
1,866
1,647
1998 Non-Consolidated
1999 Non-Consolidated
2000 Consolidated
2001 Consolidated
2002 Consolidated



¥Millions
60,000
50,000
40,000
30,000
20,000
10,000
0
25,691
30,897
37,738
53,851
36,899
1998 Non-Consolidated
1999 Non-Consolidated
2000 Consolidated
2001 Consolidated
2002 Consolidated



Number of shares outstanding
Shareholder's Equity Ratio
%
80
60
40
20
0
14.0
35.3
63.4
67.6
77.5
2,500
2,000
1,500
1,000
500
0
1998 Non-Consolidated
1999 Non-Consolidated
2000 Consolidated
2001 Consolidated
2002 Consolidated



Number of shares outstanding
¥
80
60
40
20
0
66.54
76.72
54.61
75.87
67.02
2,500
2,000
1,500
1,000
500
0
1998 Non-Consolidated
1999 Non-Consolidated
2000 Consolidated
2001 Consolidated
2002 Consolidated

Letter to Shareholders

The Japanese economy was very sluggish during the fiscal year ended March 31, 2002, owing to a sharp drop in corporate profits that was pegged to the worldwide slump in the IT industry. Higher unemployment rates, a decline in consumer spending, and a listless stock market also contributed to the lackluster state of the economy.

Against this backdrop, MegaChips recorded its first year-to-year decline in sales and net income since its founding.
The sales decline was largely attributable to model changeovers in game products that incorporated our customer-specific LSIs (ASICs).
However, fiscal 2002 was a year of significant achievement in establishing a solid foundation for future growth, as we successfully completed the development of next-generation products and expanded our customer base.
Our management resources have been concentrated in developing new products for wire and wireless broadband networks (xDSL, cable, FTTH, 3G mobile, wireless LAN, satellite/terrestrial broadcasting), an emerging communication business area that is poised for rapid growth.
These efforts yielded concrete results in fiscal 2002: development was completed on image and voice processing LSIs for 3G cellular phones, and these LSIs were successfully marketed to major Japanese and overseas cellular phone makers; mass production began of image-processing LSIs for digital still cameras and digital televisions; shipments began on a small network camera featuring MPEG4 format for use in the personal communications arena; and new teleconferencing systems for effective business communication were introduced.

MegaChips is committed to developing new opportunities targeting broadband networks while continuing to grow its current businesses.
We are confident that this strategy will increase revenues and profits, thereby meeting shareholder expectations.





FY2002 Company Performance

MegaChips' consolidated net sales declined 31.5 percent to ¥36,899 million from the year-earlier period. Operating income also fell 14 percent to ¥2,844 million, and net income slid 11.7 percent to ¥1,647 million.

Consolidated net sales for our LSI Business unit, the main pillar of our business, declined to ¥32,466 million, a 32.4 percent drop from the prior year, primarily because of decreased sales of customer-specific LSIs (ASICs) for Nintendo 64, due to model changeovers in Nintendo GAMECUBE. Though the LSIs for Nintendo GAME BOY ADVANCE and GAMECUBE have ramped up, those sales could not cover the sales decrease for LSI related to Nintendo 64. In the application-specific standard products(ASSPs) business, new ASSPs such as image-processing LSIs for digital still cameras and LSIs for image format conversion for digital televisions made favorable contributions to overall sales. Operating income for the LSI Business climbed 1.7 percent from the previous year to ¥4,450 million, thanks to higher sales of more profitable ASSP products.We will expand ASSP business to gain higher sales and profits.

Consolidated sales for the Systems Business decreased 23.7 percent from the prior year to ¥4,433 million. While Commercial Systems posted net sales gains, paced by sales of new digital image recording and transmission systems for the security monitoring sector and intensive marketing, sales of Consumer Systems plunged sharply. This is because OEM shipment of Internet set-top boxes (STBs) with TV-phone functions to a e-commerce service provider completed during the previous year. In the term, we had intensive R&D investments in the growing fields of communication systems for broadband networks, and started mass productions of new system products for both business and personal communication.Although operating losses in the Systems Business totaled ¥669 million, owing to these R&D investments, sales of these new products are expected to contribute to the future growth in the Systems Business.

The MegaChips Group Strategy

The Japanese economy is expected to remain sluggish in the short term, however, a silver lining in this gloomy scenario could be provided by the ongoing revolution in information technology, which has been accelerated by the rapid spread of broadband networks, improving business efficiency and keeping individuals and homes "wired" for continuous information.

As an R&D-oriented fabless company, MegaChips plans to take advantage of this revolution, and concentrate its management resources in selected business areas to enhance the competitiveness of its system LSIs and systems products. Specifically, we will strengthen our competitive edge in image, voice and communication technologies, and focus on developing and marketing system LSIs for games, mobile phones, digital still cameras and digital television. At the same time, we will focus on developing and marketing systems products that build on our core strength in image-processing technology, particularly digital image processing systems for security monitoring applications and "rich media communication" systems that combine image, voice, sound, text and other types of information for broadband networks.

In addition, we plan to capitalize on synergy effects with our consolidated subsidiary, MegaFusion, a total solution provider of services for rich media communication, ranging from content creation and systems integration to distribution systems. We stand ready to provide the content distribution and related services that are expected to flourish in the broadband network age, as well as state-of-the-art system LSIs and systems products that support the hardware for broadband communication. We will continue to develop value-added businesses through our commitment to realizing a rich communication society.

Research and Development

Capitalizing on its competitive edge in image, voice and communications technologies, MegaChips is focusing on the development of system LSIs and systems products for mobile communication and broadband communication devices and appliances, the markets for which are expected to grow exponentially in the near future.

During fiscal 2002 we began ramping up production and shipment of system LSIs for digital still cameras and digital television. The high-performance system LSIs for digital still cameras pack multiple functions onto a single chip and have received high praise from several major camera makers who have incorporated them into their models. The market for digital still cameras has been growing at an annual rate of 20 percent, with worldwide annual production topping 20 million units this year. We plan to secure a leading market share in this growing sector, and to accelerate our new product planning not only for the Japanese market but also for other clients in Asia, where large production bases of digital still cameras will be increasingly located.

We also completed the development of image, voice and communication processing system LSIs for third-generation cellular phones, and successfully marketed them to a number of Japanese and international phone makers for incorporation into their future models. Mass production and shipment of this series of LSIs will begin in the fiscal year ending March 31, 2003. To further meet the needs of a wide range of mobile phone and mobile information terminal manufacturers, we are developing low-priced, low-power consumption LSIs and multitask, high-performance LSIs. We continue to expand the scope of our global LSI business by introducing advanced LSI devices featuring high image quality, multitasking, and low-power consumption, which no other chip maker can equal.

Another highlight of fiscal 2002 was our progress in developing system LSIs for digital terrestrial television broadcasting, which is set to begin in Japan in 2003. These LSIs will be indispensable for receiving broadcast signals. This market should expand quickly, as digital broadcasting increasingly displaces Japanese terrestrial television broadcasting.

In the Systems Business, we began shipment of PC-based teleconferencing systems and P's Caster, a network camera with MPEG4 functions, as part of our effort to develop business communication and personal communication systems. This is a relatively new focus for us, as prior to fiscal 2002 we had been concentrating primarily on commercial systems for security monitoring applications. We are now wrapping up the final development stage for new systems products for market launches in fiscal 2003, including a communication terminal that can be used simultaneously for teleconferencing and Internet connection, and network-based presentation systems.

We are striving to increase revenues and improve profitability in the Systems Business by entering the markets for business and personal communication applications, since the rich media communication equipment for mixed image and voice transmissions will soon undergo a dramatic expansion in conjunction with the wider use of broadband networks.

Management Reform

MegaChips abolished its retirement benefits for directors and corporate auditors, as they were deemed to have little relation to the company's performance and returns to shareholders. This decision was part of a management reform to implement the merit system throughout our company; we also adopted annual compensation systems for directors and corporate auditors that are based on their contributions to the company's operational results and financial performance. At the same time, the term for directors was shortened from two years to one year.

In order to reinforce the functions of the board of directors and enhance auditing and governance roles, we invited an outside director to join the board for the first time and added one more outside auditor.

Enhancing Shareholder Value

Enhancing shareholder value is an important management issue for us, and we strive to meet the expectations of our shareholders by improving upon our performance.

In fiscal 2002, however, we recorded our first year-to-year decline in sales and profit. Taking account of this harsh reality, we are determined to grow businesses and improve financial performance by accelerating the introduction of competitive products in growth areas such as mobile communications and broadband communications.

Although we anticipate a difficult operating environment in fiscal 2003, we are determined to spare no effort in further enhancing shareholder value by providing value-added products and services that meet the demands of a broadband, high-speed networked society. We thank our shareholders and other stakeholders for their continued interest and faith in us.

Masahiro Shindo
Chairman

Shigeki Matsuoka
President and Representative Director

Message from President

MegaChips enriches your life with our technology.

Developing "Kinder" Technology for the Broadband Networked Age

The series of technological revolutions that began with the Industrial Revolution has dramatically increased the efficiency of human activities. The technological innovations of the 21st century will affect our lives even more dramatically than those of the Industrial Revolution, as advances in new fields such as biotechnology, nano technology and information technology promise to have a more direct impact on our everyday lives - and life itself.

Information technology, which is our core business domain, has been evolved by the faster performance improvement of information processing devices such as PCs and by the development of advanced communications networks. Rapidly growing networks now connect human activities more closely than transportation networks once did, while facilitating their global expansion.

The development of networks has substantially improved business efficiency - indeed, it has changed the way the world does business. Networks have transformed the conventional business framework, while giving rise to online business by directly connecting companies in alliance (B to B), and linking companies directly to customers (B to C). Networks also bring tremendous convenience to individuals.



However, the gap between those who can take advantage of IT and those who cannot seems to have widened. In order to close this digital divide, I believe that sophisticated high technology must be "kind" to people. "Kind" not only in the sense that high-tech tools must be user-friendly and easily accessed by everyone, but also in the sense that high technology must cater to the essential needs of human beings. For social animals like us, communication is both a basic need and a defining desire. And that is where MegaChips' connection to "kind" technology comes in. Our goal is to develop sophisticated technology that enriches methods of human expression and communication.





Through the use of broadband networks, we can now create and exchange information not only in a text format alone but by mixing text with video images, graphics, voice and music. This is the essence of "rich media communication." The difference between purely textual information and rich media is comparable to the difference between newspapers and television. While a newspaper report about an exciting festival would convey the experience secondhand, through description and photos, TV brings the sights, sounds and atmosphere of the festival directly into our homes.

Rich media brings a similar immediacy to long-distance communication, enabling users to interact as if they were all sitting next to one other. Indeed, its multimedia capabilities facilitate even more effective communication than face-to-face conversation. Rich media communication will enhance our ability to express ourselves, since it combines such traditional communication methods as face-to-face conversation with text mixed with graphics, sound and moving images.

Graphic images have always been a powerful communication tool. Images have long been used to supplement text and increase the expressive dimension of traditional communication methods. We include drawings and pictures in letters, send picture postcards and greeting cards, and create photo postcards with photos we've snapped - "low-tech" versions of multimedia. A recent high-tech example of such mixing is the development in Japan of a cellular phone with a built-in camera, in response to the demand triggered by the popularity of e-mailing pictures by mobile phones. This new phone is selling briskly in Japan, demonstrating the inherent hunger for images in communications.

Regarding the global future of broadband networks, many more users will be connected as additional broadband technologies become available. By 2004 it is estimated that there will be 90 million broadband users worldwide. There is already competition among various network technologies, including cable, XDSL(Synchronous or Asynchronous Digital Subscriber Line), FTTH (fiber to the house), as well as 3G mobile telephone lines and wireless LAN and other wireless technologies. By utilizing broadband networks, we will usher in an age of ubiquitous rich media communication in the not so distant future.

A world of enriched communications is full of colors - emotional and expressive shadings that the monochrome world of text cannot capture. MegaChips technologies and products enhance these communicative colors and help develop a rich media society. Enrich your life with MegaChips.



MegaChips Technology Enriches Communications

Rich media communication comprises a set of processes, from input (collection) of images and sound, editing, sending (compression and communication processing) and distributing over communication channels, to receiving (decompression and communication processing) and viewing (downloading).



Distribution channels

□System LSI technology

In order to create a ubiquitous communications environment, rich media content must be processed by various machines and tools. The basic component for such machines and the first pillar of our business is system LSI (large-scale integrated circuit) technology — also known as "systems-on-chip" (SOC) technology. At MegaChips we have developed a highly advanced silicon chip measuring just one square centimeter, which fits easily on one's fingertip but provides image-processing capability more powerful than a high-performance PC. We were among the first to recognize the great potential in this area of technology, and have been engaged in extensive research and development on image-processing technologies, including image compression and decompression, since our company's founding. Our decade-long commitment has yielded products and technologies that are crucial to rich media communication.

1) System LSI technology for rich media communication

One recent example is our rich media processing LSI for mobile information equipment, including the next-generation cellular phone. This state-of-the-art system LSI is capable of processing multiple tasks on a single chip, ranging from real-time image and voice compression and decompression, to decode digital music, overlay display of graphics, multiple split-screen processing, and processing for data transmission and receiving.

By integrating image-processing hardware along with general-purpose CPU and DSP (digital signal processor) on a single chip, this product can offer high-speed processing, flexibility and compatibility with various communication protocols and applications. In addition, the combination of high-speed processing and low power consumption makes it suitable for a wide range of communication devices, from the next-generation mobile phone, which requires very low power consumption but does not need particularly high-speed performance, to other stand-alone devices and those connected to high-speed networks that demand high-speed processing but do not necessarily require low power consumption.

The versatility of this product enables it to provide rich media communication functions for a variety of devices. For instance, when the chip is installed in a mobile phone with built-in camera, video mail and real-time moving images can be shared remotely, facilitating long-distance communication. By applying this chip technology not only to mobile phones, but to PDAs and other portable devices, car navigation systems, and IP telephones, we are committed to making rich media communication accessible.



2) System LSI for digital camera

Digital cameras are gaining wide acceptance because they allow digital images to be easily edited and instantaneously transmitted through communication channels, unlike traditional photograph using films.

With respect to rich media communication, digital cameras specifically utilize the function of image input and collection. As input devices such as CCD (charge-coupled device) and CMOS (complementary metal-oxide semiconductor) sensors continually improve image quality by augmenting pixels and modifying characteristics, demand will increase for a system LSI to deliver high-speed, high-quality performance. Unless the LSI is capable of high-speed image processing, compression and decompression to handle high levels of pixels, one may miss a photo opportunity while waiting for the processing of high-quality digital images.

MegaChips' system LSI delivers both high-speed processing and versatile image-processing capabilities for digital cameras, thanks to its systems-on-chip technology, which integrates a high-performance image processor with parallel processing functions and hardware for high-speed image compression and decompression. The chip is programmable for optimal image processing in accordance with manufacturers' specifications for various cameras and input devices. Using the system LSI as a platform for developing new digital cameras, manufacturers can standardize the software and hardware requirements for input devices with various pixel numbers and characteristics. Shortening the development process for camera manufacturers makes possible the timely introduction of new digital cameras into this highly competitive market. In the future we plan to further integrate the system LSI with other functions of rich media communication.

3) System LSI for OFDM (orthogonal frequency division multiplexing technology) modulation standard

An OFDM modulation standard is regarded as a future mainstream technology for wireless networks. This standard is being used for a high-speed wireless LAN network called IEEE802.11.a,[1] as well as for terrestial digital television broadcasting, and is being considered for the standard for the fourth-generation mobile phone.

A sizable demand is projected for digital terrestrial broadcasting, not only for digital home TVs but for mobile devices, because this technology enables clear image reception even while the user is in transit, through its superior processing of error corrections. At MegaChips we are preparing to introduce a new system LSI product in 2003 that employs newly developed error correction algorithms and low power consumption technology for mobile devices.

The future will almost certainly see more integration of broadcasting and communications,by two-way communications programs and other content delivery through data broadcasting. In light of these circumstances, we are confident that our clients will benefit from our core technologies in image compression, decompression and processing for rich media communication, and that MegaChips technology will successfully distinguish our clients' products from their competitors'. It is our belief that no matter where consumers find themselves, they will want to use a multifunction mobile device to watch digital terrestrial TV, view Web content and streaming videos, and respond to messages.

Note 1

IEEE802.11.a is a wireless standard operating at high-speed layers in the 5GHz band, which has been approved by the Institute of Electrical and Electronics Engineers, Inc. (IEEE) as a Standard for Telecommunications and Information Exchange Between Systems. The IEEE is a leading authority in technical areas ranging from computer engineering, biomedical technology and telecommunications to electric power, aerospace and consumer electronics.



□Systems products

The second pillar of our technology for rich media communication is systems products. Incorporating our system LSI, these devices exemplify innovative new applications of system-on-chip technology. In order to develop new markets for our LSIs and present their new applications, we are constantly exploring technological possibilities for systems products that enable rich media communication.We are emphasizing the development of systems products for rich media communication, and offer many new applications to enrich communication.

1) MPEG4-format network camera (P's Caster)

P's Caster has been developed for the growing use of broadband networks. Although edited selections from movies and news reports can still be transmitted as streaming videos over broadband networks, we believe the broadband age offers unprecedented opportunities for network camera applications. Using MegaChips' original system LSI, P's Caster shoots and compresses images in MPEG4 format, the most generally accepted standard in broadband networks, and directly feeds the compressed images onto the networks without connecting to a PC. P's Caster also comes with compact flash card interface, which allows the internal cards of wireless LAN, mobile phones, or digital cordless, to be directly connected to distribute images through various wireless communication demands. The camera sets up very easily anywhere, and can deliver images to a wide variety of devices, including the next-generation mobile phones, PDAs and PCs.

This network camera is convenient for sending information and images from tourist attractions, street corners, stores, restaurants and schools, or for monitoring places or pets, or for use as a broadcasting tool for business and personal purposes. As 3G mobile phone use becomes prevalent, the P's Caster will find wider applications in rich media communication.

2) Business communication tools

The use of IT in business is aimed not only at improving the efficiency of core business activities within an organization and between companies but at raising the productivity of the white-collar workforce and improving the management of knowledge. But the ultimate objective is promoting optimal communication between people in business, to raise morale and increase motivation towards realizing a common goal. We are working to fully utilize broadband networks to provide tools that boost the effectiveness of communication within and between companies. We plan to introduce new communication tools for business, tailored to the number of employees and the degree of interactivity required by each customer.





Increasing Corporate Value by Using MegaChips Group Synergy

The future of MegaChips group depends upon our building a win-win relationship between companies within the group by encouraging their close collaboration while developing the autonomy of each company based on its business strengths. Core strengths at MegaChips lie in its R&D capabilities in system LSI technologies and the development of systems products. We continue to expand our business by capitalizing on our technological competitive edge and the excellence of our products.

However, we know that the competitiveness of our products alone will not earn us the market leadership position to effectively spread the gospel of rich media communication. Users need services related to our network products, and it is absolutely essential for us to offer services that enable users to immediately benefit from these products.

Our subsidiary MegaFusion is responsible for such services solutions that enable rich media communication for corporate users and professional service providers. Its core strengths are the technical competence to provide solutions for these users to access easily to their customers, and the planning capability to make proposals to potential users. The company is dedicated to expanding its service business as a solution provider, a market that is expected to expand rapidly in the age of broadband networks.

In its battle to expand its service business, MegaFusion will be armed with MegaChips's advanced systems products; conversely, MegaFusion's services will promote sales of MegaChips' systems products. By taking advantage of synergy effects within the group, while building on original business models, I would like to strengthen our groupwide capabilities and raise corporate value.

Our goal is to enrich human communications, adding more shadings and greater depth to our business and personal relationships. By focusing on the development of rich media communication technology and products and providing user-friendly services as a total solution provider, I am confident that the MegaChips group will add brighter and richer dimensions to human communication.


MegaFusion
Authoring
Storage
Distribution
Network
Contents collection
Send / Receive
MegaChips

System products & System LSI

Technology and R&D

The mission of the MegaChips R&D is to develop and offer system LSIs and systems products that excel in image, voice and communications technology.
Our competitive edge and uniqueness of products derives from the most important assets in our company – engineers with superior expertise in both systems and LSIs.
This facility enables them to grasp market demands quickly and accurately, and to develop original algorithms (data processing procedures or processing methods) and architecture (software and hardware configurations for the algorithms) that meet customer needs.

We make aggressive investments in research and development. During the fiscal year ended March 31, 2002, our R&D expenditures totaled ¥1,601 million, comprising ¥728 million for LSI-related development and ¥873 million for systems-related development.

Below is a description of the major R&D activities for the fiscal year ended March 31, 2002.



System LSI Development

By concentrating our management resources in R&D activities for image, voice and communication processing LSIs, we incorporate new technologies and innovations into system LSIs – the mainstay of our business. The focus of our development activities lies in system LSIs for game consoles, cellular phones, PDAs and other mobile terminals, digital televisions, and digital still cameras. Our goal is to expand the capabilities and applications for these products, as well as improving their performance with our LSI devices. During the fiscal year under review, significant achievements were made in both customer-specific LSIs (ASICs), which are optimized for the functions and specifications of a customer's particular equipment, and application-specific standard products (ASSPs), which are optimized for the functions and specifications of particular types of equipment but not limited to specific customers. The highlights of our achievements are discussed below.

〈ASICs: Development of system LSIs for Nintendo games〉

We have started supplying high-density and low power consumption Custom Mask ROMs (128 Mbit) for game software storage in the NINTENDO GAME BOY ADVANCE. We had been supplying 32-Mbit and 64-Mbit Custom Mask ROMs for GAME BOY ADVANCE, and this new version offers even higher density.

We have also started supplying several system LSIs for the NINTENDO GAMECUBE: LSIs for the system clocks inside the Cube; LSIs that integrate calendar and memory functions on a single chip inside the Cube; LSIs for data storage memory cards; and LSIs for the interface module for outputting the Cube's images onto a TV via the D terminal.

〈ASSPs〉

Development of system LSIs for digital still cameras We have improved on a high-performance system LSI that integrates the functions necessary to a digital still camera on a single chip, and can support up to 16 million pixels in a CCD (charge-coupled device). It now features low power consumption and multifunctionality.

Development of image, voice and communications processing LSI for 3G cellular phones (3G-324M LSI) We recently introduced the 3G-324M LSI, which is compatible with the standard for 3G cellular phones. This is a state-of-the-art system LSI,integrating multiple data-processing tasks on a single chip, including MPEG 4 and H.263 moving image compression and decompression, AMR, G723.1 and G.726 voice compression and decompression, MP3 and AAC music decoding, H.225 and H.245 communications protocol, and codec functions for video-on-demand (VOD) file formats. This system LSI also features low power consumption, making it suitable for cellular phones with image communications functions.

Development of high-performance LSIs for 3G cellular phones We are developing a high-performance version of the LSI device using 3G-324M LSI technology, which will be capable of performing an even greater number of tasks with lower power consumption.

LSI chip sets for wireless communication using spectrum spreading transmission methods We have introduced the LSI chip set, which facilitates highly efficient communication over wireless networks that use spectrum spreading transmission methods in the 2.4GHz band. Consisting of two chips, one for the RF range and the other for the baseband range, the chip set features low power consumption and superior cost performance.

LSIs for image format conversions for D4 digital televisions We have successfully launched the new version of multitask LSI products, which support a variety of image format conversions for digital televisions. These improved LSIs have enhanced functions to support more types of format conversions (525I,525P, 625I, 625P,1125I, 750P), in addition to being compatible with both NTSC and PAL systems, thus covering the Japanese, U.S. and European markets. This series has been incorporated not only into digital televisions but into VCRs, DVD players and projectors.

LSIs for OFDM demodulation for digital terrestrial television broadcasting We have developed two kinds of LSI devices that use the OFDM (orthogonal frequency division multiplexing technology) modulation/demodulation standard for receiving digital terrestrial broadcasting signals:one for the reception of full13 segments in static digital televisions, the other for a single segment designated for mobile televisions.

〈Basic research on LSI technology〉

VOD format for 3G cellular phones We are pursuing software research to support the VOD (video-on-demand) format used by 3G mobile phone carriers, building on our VOD technology that is currently incorporated into the 3G-324M LSI devices. The new software development is focused on supporting streaming video distribution.

De-blocking filter for MPEG4 compression/decompression A new technology has been developed to reduce block distortions that occur during the MPEG4 compression/decompression process. This technology has been adopted by our 3G-324M LSIs.

Error-resistant algorithm for image transmissions We have implemented a new error-resistant algorithm for image transmissions over wireless networks for 3G mobile phones. The algorithm, which is critical to preventing extreme image deterioration during wireless transmissions, is already in use in our 3G-324M LSIs.

Research on an OFDM modulation/demodulation standard for digital terrestrial television broadcasting We have made progress in the development of an algorithm for an OFDM (orthogonal frequency division multiplexing technology) modulation/ demodulation standard for digital terrestrial television broadcasting in Japan. The development of an advanced modulation/ demodulation method, which will be deployed in digital televisions to receive digital terrestrial broadcasting signals, is crucial to the next generation of digital TVs. Algorithms have been developed for full 13 segments for static digital televisions and for single segment for mobile televisions.

Architecture for JPEG2000 We are conducting research on LSI architecture for JPEG2000, which is an advanced compression/decompression format for JPEG, the now widely accepted standard for static image compression/decompression for Internet use. We are developing JPEG 2000 architecture for application in the next-generation digital still cameras and security monitoring products.

Development of system products

Our Systems Business division consists primarily of Commercial Systems for business and industries, and Consumer Systems for SOHO (Small Office/Home Office) and home-based users. We focus on developing Commercial Systems for the commercial security monitoring market, and Consumer Systems for personal rich-media communications applications over broadband networks. In addition, our subsidiary MegaFusion conducts research and develops technologies for rich-media communication services, including systems integration, authoring technology, and content distribution technology.During the fiscal year ended March 31, 2002, the following major development projects were carried out.

〈Commercial Systems Products〉

Digital video recorders We brought to market a series of new digital video recorders that can record continuously for a period of up to three months. These recorders are also capable of recording images from a number of cameras (up to 16 channels) for an extended period of time. This product is ideal for security monitoring purposes in banks and financial institutions, which require a long recording period and the ability to operate each recording camera independently. We have also succeeded in developing a smaller, compact version of this product series, which features enhanced image search functions and recording capacity three times greater than our previous models. The compact recorder is particularly suitable as a monitoring device for installation in small spaces. We have been developing and marketing digital recorders that record video images digitally on a hard disk, which are gradually replacing analogue time-lapse video recorders for the security monitoring market.

Digital video recorder with a new compression/ decompression format We are developing digital video recorders for the security monitoring markets with a new compression/decompression format. Using our original RVC technology, we have developed specialized LSI devices for a new image compression and decompression format, SRVC (Super Real-time Video Codec), that retains high resolution and high-quality images while increasing the rate of compression. These LSIs will be incorporated into our future digital video recorders and other systems products.

〈Consumer Systems Products〉

Rich media communication terminals (P's Com Terminal) We are developing new types of PC-less communication terminals with such functions as VOD and teleconferencing for CATV, ADSL and other broadband networks. By simply connecting this terminal to a television, one can experience rich media communication that combines tele-conferencing functions with the resources of the Internet. This terminal can be used for a wide range of uses in such venues as remote educational sessions, remote medical diagnosis and consultation, and electronic commerce. Since instructions for operating the terminal are displayed on the television screen, even those with no PC experience can use the Internet and communicate by e-mail.

MPEG4-format network cameras (P's Caster) We have developed a small network camera that is compatible with the standard image compression/decompression format of the third-generation (3G) mobile phones. The rapid expansion of broadband networks means that the distribution and broadcasting of moving images are no longer the sole province of broadcasting companies and other commercial entities. Now individuals and SOHO users can distribute and broadcast high-quality images and voices over broadband networks. The compact network camera is suitable for recording and storing images and voices and distributing them directly over broadband networks. The camera features MPEG4 image and sound compression functions and an internal interface for a memory card for content storage. In addition, it enables real-time moving picture streaming and VOD file distribution, both of which can be viewed by Microsoft's "Media Player" application software.

<Other systems products>

R&D in image-distribution systems to mobile phones We have developed a moving image distribution system, which enables real-time moving pictures to be sent and viewed by mobile phones with color display screens. This is part of a plan to include moving picture distribution systems to mobile phones among the MegaChips group's rich media communication services. This system enables moving images sent from a server to be received and reproduced by conventional mobile phones and PHS terminals.

Rich media service enhancement MegaFusion, which is responsible for rich media services, provides its clients with optimal combinations of rich media services and identifies the media service platforms that will best cater to their needs. Its business models and application strategies are based upon the research and analysis it conducts about the contents and services that are available for distribution to target markets and customers.

Rich media communication systems MegaFusion is doing research on technology for the delivery of moving images and textual content from mobile terminals onto 3G mobile telephone and wireless "hot-spot" networks. Using this research, it defined methods of content creation and delivery platforms, and developed a prototype program that successfully incorporated some of these methods into a user-side terminal interface.

Patents and intellectual property rights

MegaChips has placed emphasis on acquiring patents, trademarks and other rights on our intellectual property, since our development and technological capabilities are the core of our business. During fiscal 2002, we acquired 60 patent rights, 5 utility model rights and 31 trademark rights, and submitted applications for an additional 321 patents, 1 utility model rights and 28 trademarks. Our acquisition of intellectual property rights is detailed in the charts below.

LSI Business

Industrial Property Rights As of March 31, 2002

Type / Status	Patents	Utility Model Rights	Trademarks	IC Design Rights	Total
Acquired	57	2	1	2	62
Applied for	123	–	–	–	123
Total	180	2	1	2	185

Patents by country As of March 31, 2002

Type / Status	Japan	USA	Taiwan	China	South Korea	EU	Total
Acquired	23	28	3	–	3	–	57
Applied for	111	9	1	–	–	2	123
Total	134	37	4	–	3	2	180

Systems Business

Industrial Property Rights As of March 31, 2002

Type / Status	Patents	Utility Model Rights	Trademarks	IC Design Rights	Total
Acquired	3	3	30	–	36
Applied for	198	1	28	–	227
Total	201	4	58	–	263

Patents by country As of March 31, 2002

Type / Status	Japan	USA	Taiwan	China	South Korea	EU	Total
Acquired	–	1	1	–	1	–	3
Applied for	189	3	–	4	1	1	198
Total	189	4	1	4	2	1	201

Products

The main business divisions at MegaChips are the LSI Business and the Systems Business.
The LSI business can be divided into three areas: the design, development, and marketing of customer-specific LSIs (ASICs), optimized for the functions and specifications of a customer's particular equipment; the design, development, and marketing of application-specific standard products (ASSPs), optimized for the functions and specifications of particular types of equipment but not limited to specific customers; and the purchase and distribution of standard LSIs manufactured by our contract supplier Macronix International Co., Ltd. in Taiwan.

The Systems Business consists of three areas: Commercial Systems, involving the design, development, and marketing of systems products for the industrial and commercial security monitoring market; Consumer Systems, involving the design, development, and marketing of systems products for SOHO (Small Office/ Home Office), home, and personal rich-media communications applications; and Other Systems provided by our subsidiary MegaFusion, including "rich-media services" (systems integration, network services from content creation to distribution) and sales of audio authoring systems.

MegaChips places particular emphasis on the development of ASICs, ASSPs and systems products in its plans for future business expansion.
The increasing use of system LSIs and systems products in audio and visual image processing and communication should provide fertile new fields for cutting-edge ASSPs and systems products.
In addition to expanding the market for its system LSIs and systems products, the MegaChips group continues to develop businesses in content distribution and value-added services for broadband networks by offering "rich-media services" provided by MegaFusion.

The features of the main products of the LSI Business and the Systems Business are discussed below.


ASIC
ASSP
SYSTEM
NINTENDO GAMECUBE
GAMEBOY ADVANCE
GAME BOY COLOR
NINTENDO64
are Trademarks of Nintendo.

Customer-specific LSIs ASICs

<System LSIs for the NINTENDO GAMECUBE>

MegaChips supplies Nintendo Co., Ltd. with a variety of chips for the GAMECUBE: LSIs for the system clock generators inside the GAMECUBE; LSIs for data storage memory cards; LSIs that integrate calendar and memory functions on a single chip inside the GAMECUBE; and LSIs for the interface module for outputting the GAMECUBE's images onto a TV via the D terminal.





<Custom Mask ROM for the Nintendo GAMEBOY ADVANCE>

High density, low-priced, low power consumption 32Mbit, 64Mbit and 128Mbit Custom Mask ROMs are used for game software storage in the GAMEBOY ADVANCE game cartridge.



<Custom Mask ROM for the Nintendo GAMEBOY and GAMEBOY COLOR>

MegaChips supplies Nintendo Co., Ltd. with low-priced and low power consumption Custom Mask ROMs (8Mbit, 16Mbit, and 32Mbit) for game software storage for use in the game cartridge of GAMEBOY and GAMEBOY COLOR.



<System LSIs and Custom Mask ROM for the Nintendo 64>

MegaChips supplies Nintendo Co., Ltd. with two kinds of LSIs for the Nintendo 64: one for the game's system clock generator, which enables high-speed clock rate and is compatible with the data bus technology provided by Rambus Inc. in the United States; and a second kind for precise control of the built-in joystick, which is offered at low prices. We also supply 64Mbit, 96Mbit, 128Mbit, and 256Mbit Custom Mask ROMs for game software storage in the Nintendo 64 game cassette.



NINTENDO GAMECUBE, GAMEBOY ADVANCE, GAME BOY COLOR, NINTENDO64 are Trademarks of Nintendo.

Application-specific standard products ASSP

<System LSIs for audiovisual appliances and devices>

Image format conversion for digital televisions Multitask LSI products for format conversions not only perform a wide variety of conversions for digital television broadcasting but feature I/P functions (interlace-to-progressive conversions) to improve image quality and multi-window control. These chips are supplied to home appliance manufacturers for use in the digital television units of VCRs and set-top boxes (STBs).



Image format conversions for D4 digital televisions In addition to format conversions, I/P conversions and multi-window control, this new version of multitask LSI products features random and mutual format conversions and compatibility with both NTSC and PAL analog TV signals, that are the standards of TV broadcasting systems in Japan, U.S. and Europe. MegaChips plans to start shipment of this series to appliance makers for use in digital televisions, VCRs, DVD players and projectors.

<Image-processing LSIs for digital still cameras>

These high-performance system LSIs, which pack multiple functions onto a single chip, support up to 16 million pixels in a wide range of CCDs (charge-coupled devices) with various characteristics and numbers of pixels. This system LSI features a programmable image-processing circuit, called an RPU (real-time processing unit), which satisfies customers' original image-processing needs. With high-speed processing made possible by an internal image compression engine, this LSI device substantially improves the continuous shooting function for digital still cameras, an issue that has plagued its development. This newly developed multifunctional system LSI is a compact single chip, ideal for a lightweight digital still camera. The product's modest cost can also help camera manufacturers lower camera prices. MegaChips supplies this product to a number of camera makers.


MegaChips
MA07163
E0114 45AAX
T6243001
TAIWAN



<System LSIs for communication devices>

Four-channel echo cancellers These chips provide echo reduction for PHS mobile phone base stations and telephone switches. In addition to its four-channel echo cancellation function, this single-chip LSI provides such functions as DTMF tone generation and modem tone detection. These compact, low-priced LSIs are used in small-scale base stations and telephone switches and wireless local loop systems, and are primarily supplied to telephone switching equipment manufacturers.

LSIs for home network use These LSIs enable high-speed data communications through the home wiring that links a hot water heater with a controller, or intercoms with telephone sets. With communications protocol control and error handling control on a single chip, the LSIs enable 1Mbps data transfer at low cost. MegaChips supplies these LSIs to major Japanese water heater manufacturers.

Image, voice and communications processing LSI for 3G cellular phones (3G-324M LSI) The image and voice processing 3G-324M LSI is compatible with the standard for 3G cellular phones. This is a state-of-the-art system LSI, integrating multiple data-processing tasks on a single chip, including MPEG4 and H263 moving image compression and decompression,AMR and G723.1 voice compression and decompression,MP3 and AAC music decoding, H223 and H245 communications protocol , and codec functions for video-on-demand (VOD) file format. In addition, this system LSI features low power consumption, making it suitable for cellular phones, PDAs and other mobile terminals with image communications functions. We expect to start shipment of the 3G-324M LSI soon.


MEGACHIPS
MA55132
911-
0134K2001



LSI chip sets for wireless networks using spectrum spreading transmission methods The LSI chip set consists of two chips, one for the RF range and the other for the baseband range, enabling highly efficient communication over wireless networks that use spectrum spreading transmission methods in 2.4GHz band. The chip set's low power consumption also contributes to superior cost performance for these applications. MegaChips plans to ship the LSI chip set to customers for a wide range of uses in digital data home appliances.


MX

Commercial SYSTEMs

<OpennetHDR : Compact, lightweight, PC-less AV recording servers>

The OpennetHDR is a PC-less digital audio and video recorder and Web server that allows real-time recording and replay, stores data in a hard disk, and transmits digital images over networks. The system offers high-definition images at a low price, thanks to MegaChip's proprietary image compression and decompression format. This product is currently supplied to several major Japanese elevator manufacturers to record and store security camera images.



<OpennetView : Compact, lightweight moving image servers>

The OpennetView is a palm-sized server that enables the real-time streaming of video images over the Internet, individual intranets and other networks. Viewing real-time images is achieved simply at any location, just by connecting the system to a network and installing plug-in software in a PC. The system supports a switching function between multiple cameras, as well as zooming, panning, and other camera control functions. It is used in long-distance surveillance and monitoring applications.



<OpennetTuner: Image output device for networks>

This device outputs visual images from the Internet, intranet and other networks onto a television monitor screen by plugging into the TV's video input jack. It facilitates image output directly from networks, and complements the flow of images recorded by the OpennetHDR, a lightweight PC-less digital video recorder, and distributed by OpennetView, a palm-sized lightweight video server, both of which transmit images over networks. This product is currently supplied to Japanese clients for use in outputting remote security camera images and for other monitoring purposes.



<eWatch MD-100: Image transmission servers with bi-directional voice and data communication function>

The eWatch MD-100 conveniently transmits real-time images over the Internet, an intranet and other networks, while at the same time enabling bi-directional voice and data communications. Viewing real-time images at any location is easy; it requires only connecting the system to a network, and installing plug-in software in a PC. Users can converse and send and receive data over long distances while viewing the images. The system is appropriate for long-distance monitoring applications because it makes possible connecting as many as four cameras and supports switching between multiple cameras as well as zooming, panning, and other camera control functions. Our clients include several equipment manufacturers who incorporate the system into their fully automated loan machines and ATMs.



〈RecWatch MR-300: Digital video recorder for network use〉

This digital video recorder boasts clear, high-quality image recording, courtesy of MegaChips' proprietary image-processing system LSI technology. It features many functions required of digital video recorders with network connections, including a variety of search functions to quickly clip desired images from lengthy recorded material, as well as remote control and image transmission confirmation functions. It also features unique motion detection technology developed by MegaChips, which provides for the recording function to be automatically turned on by movement in the viewing field; the recording function turns off when motion is no longer detected. MegaChips plans to ship the RecWatch to security and monitoring companies.



〈PC-based teleconference systems〉

PC-based teleconference systems allow communication over ADSL or other broadband networks, connecting up to four different sites. MegaChips' adoption of high-performance image/voice compression and decompression technology makes possible superb image and voice quality as well as excellent synchronization of images and voice. We supply the systems for such uses as remote business conferences, remote educational and training sessions, and consulting work.

Consumer SYSTEMs

〈P's Caster: MPEG4-format network camera〉


P's Caster™

P's Caster is a small network camera that is compatible with the standard image compression/decompression format of the third-generation (3G) cellular phones. It features MPEG4 image and G726 voice compression functions, which can be reproduced in PC-based media players. P's Caster also connects easily to networks, including mobile phone wireless networks and broadband networks, over which it facilitates high-quality digital image and voice distribution. The incorporation of 3G image, voice and communication processing capabilities into a sophisticated single-chip system LSI results in a low-priced, lightweight camera that delivers high performance. We market P's Casters to clients who require remote monitoring capabilities and visual information transmission.



〈P's Com Terminal: Rich media communication terminal〉

P's Com Terminal is a teleconference STB (set-top box) system using ADSL or other broadband networks, and connecting as many as four different sites. By incorporating high-performance image/voice compression and decompression technology, MegaChips' technology makes possible superb image and voice quality as well as excellent synchronization of images and voices. We plan to ship P's Com Terminal to individuals, professional service and SOHO customers for use in such venues as remote meetings, remote educational sessions, and consulting work.



Review of Operations by Business Segment

The performance of MegaChips' LSI Business and Systems Business segments for the fiscal year 2002 ended March 31, 2002 is discussed below.

LSI Business

The LSI business can be divided into three areas: the design, development, and marketing of customer-specific LSIs (ASICs), optimized for the functions and specifications of a customer's particular equipment; the design, development, and marketing of application-specific standard products (ASSPs), optimized for the functions and specifications of particular equipment types but not limited to specific customers; and the purchase and distribution of standard LSIs manufactured in Taiwan by our contract supplier Macronix International Co., Ltd.

In fiscal 2002, consolidated net sales for the LSI business declined to¥32,466 million, a 32.4 percent drop from the prior year. Sluggish sales for certain ASICs and ASSPs accounted for the overall decrease. However, operating income climbed 1.7 percent from the previous year to ¥4,450 million, thanks to higher sales of more profitable devices.

Net sales of customer-specific LSIs (ASICs) fell 33.6 percent from the previous year to ¥28,751 million. Demand for both LSIs for game software storage (Custom Mask ROMs) and custom LSIs for older game models declined significantly. Demand was brisk for Custom Mask ROMs and Custom LSIs for new game models, but sales were not high enough to offset this drop.

Net sales of ASSPs also declined 9.5 percent from the previous year to ¥3,715 million, primarily owing to sluggish demand for such LSI devices as multi-window control LSIs and scan conversion LSIs. However, new products such as image-processing LSI for digital still cameras and LSIs for image format conversion for digital televisions made favorable contributions to overall sales.

LSI Business



¥Millions
50,000
40,000
30,000
20,000
10,000
0
23,668
29,716
1,935
399
21,334
34,727
727
2,032
26,957
48,045
266
2,653
31,808
615
4,106
43,322
32,466
3,715
28,751
1998 Non-Consolidated
1999 Non-Consolidated
2000 Consolidated
2001 Consolidated
2002 Consolidated
Customer-specific LSI(ASIC)
Application-specific LSI(ASSP)
Other LSI(ASIC)



NINTENDO GAMECUBE is Trademark of Nintendo.

Systems Business

The Systems Business consists of three areas: Commercial Systems, involving the design, development, and marketing of systems products for the industrial and commercial security monitoring market; Consumer Systems, involving the design, development, and marketing of systems products for SOHO (Small Office/Home Office), home, and personal rich-media communications applications; and Other Systems provided by our subsidiary MegaFusion, including "rich-media services" (systems integration, network services from content-creation to distribution) and authoring systems.

Consolidated sales for the Systems Business decreased 23.7 percent from the prior year to ¥4,433 million. The overall sales drop was attributable to a substantial decline in sales for Consumer Systems, as well as lower sales results for Other Systems. Operating losses totaled ¥669 million, up 287.7 percent from the previous year.

Net sales for Commercial Systems totaled ¥2,351 million, an increase of 5.3 percent from the previous year, reflecting increased sales of digital image recording and transmission systems in response to growing demand for digitalized security monitoring images. Expanded operations and aggressive sales efforts also contributed to the growth in sales.

However, sales for Consumer Systems declined 93.7 percent to ¥70 million, primarily because MegaChips halted supply of Internet set-top boxes (STBs) with TV-phone functions to OEMs during the previous year, and the full-scale introduction of new products will not begin until the next fiscal year.

Sales of Other Systems, including authoring systems and "rich-media services," totaled ¥2,012 million, a decline of 18.2 percent from a year earlier.


Caster™



Systems Business


¥Millions
6,000
5,000
4,000
3,000
2,000
1,000
0
2,023
1,181
3,011
1,678
1,333
5,806
2,460
4,433
2,012
1,114
70
2,351
2,232
1998 Non-Consolidated
1999 Non-Consolidated
2000 Consolidated
2001 Consolidated
2002 Consolidated
Commercial System
Consumer System
Other System



Financial Section



Contents

Five-year Summary

MegaChips Corporation and its Consolidated Subsidiaries

For the five years ended March 31	1998 (Non-consolidated)	1999 (Non-consolidated)	2000 (Consolidated)	2001 (Consolidated)	2002 (Consolidated)	2002 (Consolidated)
	Millions of yen except for per share amounts					Thousands of U.S.dollars (Note)
□Net sales	¥ 25,691	¥ 30,897	¥ 37,738	¥ 53,851	¥ 36,899	$ 276,912
Customer-Specific LSI (ASIC)	21,334	26,957	31,808	43,323	28,751	215,766
Application-Specific LSI (ASSP)	399	2,032	2,653	4,107	3,715	27,879
Other LSI	1,935	727	266	615	0	0
Commercial Systems	2,023	1,181	1,678	2,232	2,351	17,646
Consumer Systems	–	–	1,333	1,114	70	526
Other Systems	–	–	–	2,460	2,012	15,095
□Cost of sales	22,970	27,794	33,413	47,226	30,164	226,374
□Selling, general and administrative expenses	1,441	1,218	2,211	3,319	3,891	29,195
□Operating income	1,280	1,885	2,114	3,306	2,844	21,343
□Net income	511	849	1,283	1,866	1,647	12,363
□R&D expenses	705	530	949	1,115	1,602	12,019
LSI	403	340	564	553	729	5,467
Systems	302	190	385	562	873	6,552
□Total assets	¥ 13,171	¥ 18,485	¥ 21,324	¥ 21,639	¥ 20,713	$ 155,444
□Shareholders' equity	1,841	6,524	13,525	14,625	16,053	120,475
□Employees	77	101	138	193	245	
	Yen					U.S.dollars (Note)
□Net income-basic	¥ 66.54	¥ 76.72	¥ 54.61	¥ 75.87	¥ 67.02	$ 0.50
□Net income-diluted	–	74.57	–	–	–	–
□Shareholders' equity	182.45	562.93	548.45	595.04	653.14	4.90
□Cash dividends	8.00	10.00	8.00	10.00	10.00	0.08

Note: The U.S.dollar amounts are provided solely for the convenience of the readers at the rate of ¥133.25 US$1, the rate prevailing on March 31, 2002.



Fiscal 2002 Financial Results

Management Discussion & Analysis of Financial Condition and Result of Operations

Sales

The overall Japanese economy ended the term under review in very sluggish condition, owing to a sharp drop in corporate profits that was pegged to the worldwide slump in the IT industry. Higher unemployment rates, a decline in consumer spending, and a listless stock market also contributed to the lackluster state of the economy.

The harsh business climate took its toll on MegaChips sales, which totaled ¥36,899 million on a consolidated basis in the fiscal year 2002 ended March 31, 2002, a 31.5 percent drop from the previous year. During the first half of fiscal 2002, the company's aggressive product development and marketing strategy for LSIs and systems products took advantage of steadily climbing demand to achieve its sales targets. However, the second half of fiscal 2002 saw a sharp decline in the demand for LSIs and systems products, and the resultant weak sales offset these earlier gains.


Net Sales(in total)


¥Millions
60,000
50,000
40,000
30,000
20,000
10,000
0
25,691
30,897
37,738
53,851
36,899
1998 Non-Consolidated
1999 Non-Consolidated
2000 Consolidated
2001 Consolidated
2002 Consolidated


Net Sales by Bussiness Segment
¥Millions
60,000
50,000
40,000
30,000
20,000
10,000
0
25,691
30,897
2,023
23,668
37,738
1,181
28,716
3,011
34,727
53,851
5,806
48,045
36,899
4,433
32,466
1998 Non-Consolidated
1999 Non-Consolidated
2000 Consolidated
2001 Consolidated
2002 Consolidated
LSI
System

Sales by Segment

LSI Business

Sales of customer-specific LSIs (ASICs) totaled ¥28,751 million, a 33.6 percent decline from the last fiscal year. This sharp drop was attributable to the significantly reduced demand for old game models, which incorporated LSIs for game software storage (Custom Mask ROMs), and for other games. Although the demand for LSIs for new game models was brisk, it was not large enough to offset this decline.

Sales of application-specific standard product LSIs (ASSPs) also declined 9.5 percent to ¥3,715 million from the previous year, primarily due to sluggish demand for such LSI devices as multi-window control LSIs and span conversion LSIs. However, new products such as image-processing LSI devices for digital still cameras and LSIs for image format conversion for digital televisions contributed favorably to overall sales.

Thus, consolidated sales for the entire LSI Business totaled ¥32,466 million, a 32.4 percent decline from the prior year.

LSI Business


¥Millions
50,000
40,000
30,000
20,000
10,000
0
23,668
1,935
399
29,716
727
2,032
26,957
34,727
266
2,653
31,808
48,045
615
4,106
43,322
32,466
3,715
28,751
1998 Non-Consolidated
1999 Non-Consolidated
2000 Consolidated
2001 Consolidated
2002 Consolidated
Customer-specific LSI(ASIC)
Application-specific LSI(ASSP)
Other LSI(ASIC)

Consolidated sales for the Commercial Systems Business climbed to ¥2,351 million, a 5.3 percent increase from the prior year, primarily on account of expanded sales of LSI technology for digital image recording and transmission in security monitoring applications. However, consolidated sales for the Consumer Systems Business plunged 93.7 percent to ¥70 million, as MegaChips halted supply of Internet set-top boxes (STBs) with TV-phone functions to OEMs (original equipment manufacturers) during the previous year, while full-scale introduction of new products will not begin until the next fiscal year.

Sales from the Other Systems Business, including those of authoring systems and "rich-media services" offered by a subsidiary, MegaFusion, totaled ¥2,012 million, a decline of 18.2 percent from a year earlier.

Thus, consolidated sales for the entire Systems Business totaled ¥4,433 million, a decline of 23.7 percent from the previous fiscal year.

For further details on sales by business segment, please see the Summary of Segment Sales in Section 4, Review of Business Operations.


Systems Business


¥Millions
6,000
5,000
4,000
3,000
2,000
1,000
0
5,806
4,433
2,012
3,011
1,114
1,333
70
2,351
2,232
2,023
1,678
1,181
1998 Non-Consolidated
1999 Non-Consolidated
2000 Consolidated
2001 Consolidated
2002 Consolidated
Commercial Systems
Consumer Systems
Other System

Geographical Sales Breakdown

A geographical breakdown of sales is not included in this report, because sales in Japan constituted more than 90 percent of overall sales.

Costs and Expenses and Operating Income

In fiscal 2002, the cost of sales totaled ¥30,164 million, while gross profits on sales rose 1.6 percent over a year earlier, to ¥6,735 million, lowering the cost ratio to 81.7 percent, which was 6 percentage points better than the previous year. This improvement was attributable to sales of new products with higher profit margins.

Selling, general, and administrative expenses during fiscal 2002 totaled ¥3,891 million, an increase of ¥571 million. Major expenses included labor costs in the amount of ¥1,173 million, comprising salaries, transfer allowancesand officers' retirement and bonus allowances, and R&D expenditures of ¥1,602 million, comprising ¥729 million for the LSI Business and ¥873 million for the Systems Business.

The latter expenditures reflect MegaChips' commitment, as a research-oriented fabless high-tech company, to aggressive investments in research and development.

Consequently, consolidated operating income for the term totaled ¥2,844 million, a decline of 14 percent from the historically high income levels of the prior year.


Operating Income
¥Millions
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,280
1,885
2,114
3,306
2,844
1998 Non-Consolidated
1999 Non-Consolidated
2000 Consolidated
2001 Consolidated
2002 Consolidated

Operating Income by Segment

Despite the sales drop described above, consolidated operating income for LSI Business operations increased 1.7 percent to ¥4,450 million, due to the higher profit margins on sales of new products. However, the Systems Business posted an operating loss of ¥669 million because of the sharp drop in sales and increased operating expenses, which were primarily related to R&D expenditures.

Net Income Before Taxes

Other income totaled ¥138 million, a gigantic ¥122-million increase from the previous year's ¥16 million.
A major factor in this increase was a ¥423 million gain on sales of subsidiary stock, which more than offset the loss of ¥165 million from the Systems Business unit. Income before income taxes was ¥2,982 million, down 10.2 percent from the prior year.

Net Income

In fiscal 2002, income taxes totaled ¥1,299 million, including ¥1,175 million in corporate income tax, city tax and business operations tax, after adjusted by previously deferred taxes of ¥124 million. The effective tax rate was 43.6%. After-tax net income was ¥1,647 million, a drop of 11.7 percent from the previous year, reflecting deductions from net income before taxes for the combined amount of the adjusted income tax and the allocation of ¥36 million to minority interests.



Net Income
¥Millions
2,000
1,500
1,000
500
0
511
849
1,283
1,866
1,647
1998 Non-Consolidated
1999 Non-Consolidated
2000 Consolidated
2001 Consolidated
2002 Consolidated

Financial Position

Total assets on a consolidated basis stood at ¥20,713 million at the end of fiscal 2002, a decline of ¥926 million from the year-earlier period. Liquid assets, consisting mainly of cash, deposits, notes and accounts receivable and inventories, totaled ¥18,178 million (a decrease of ¥1,708), or 87.8 percent of the company's total assets. Such a high level of liquidity is the strength of MegaChips' balance sheet. The current ratio between liquid assets and liabilities was 4.9 to 1 at the end of fiscal 2002.

Quick assets, which are calculated by deducting inventories (¥1,671 million) from total liquid assets, stood at ¥16,507 million at year-end, representing 79.7 percent of total assets. This highly liquid asset composition reflects MegaChips' posture as a fabless company, which does not need to retain long-term fixed assets in the form of production facilities. In the future, the company will continue to pursue a financial strategy of maintaining high liquidity and a healthy balance sheet.

On the other side of the balance sheet, total liabilities totaled ¥3,887 million, a decrease of ¥2,904 million from a year earlier. The main components of these liabilities were trade accounts payable of ¥2,588 million, chiefly to manufacturers of LSIs under consignment.

Total shareholders' equity increased ¥1,429 million over the previous year to ¥16,053 million. This was largely attributable to an increase of ¥1,319 million in retained earnings. As a result, the equity-to-assets ratio at year-end was 77.5 percent.

Cash Flow

Net cash provided by operating activities climbed to ¥6,021 million, a whopping ¥4,405 million increase from a year earlier. Although net income before taxes declined ¥340 million to ¥2,982 million in fiscal 2002, a decrease of ¥6,566 million in account receivables helped produce a net cash increase. This decrease was ¥5,577 million less than the fiscal 2001 decrease in account receivables from the previous year.

Cash outflows from investing activities totaled ¥961 million, a huge ¥932 million increase from last year's ¥29 million, as expenses for acquiring investment securities, property and equipment, and intangible assets exceeded investment proceeds.

The net cash outflow from financing activities totaled ¥991 million, down ¥630 million from a year earlier, consisting primarily of repayments of short-term borrowings and a dividend distribution. Some cash was generated from the issuance of stock to minority shareholders upon the occasion of MegaFusion's listing on the JASDAQ market.

Consequently, cash and cash equivalents at the end of fiscal 2002 rose by ¥4,106 million to ¥5,819 million.



Sheets

MegaChips Corporation and its Consolidated Subsidiaries

March 31, 2001 and 2002	in thousands 2001 Year-end	in thousands 2002 Year-end	in thousands (Note 1) 2002 Year-end
Current assets			
Cash and cash equivalents	¥ 1,713,240	¥ 5,818,869	$ 43,669
Receivables (Note 14):			
Trade			
Notes	12,943,298	7,156,365	53,706
Accounts	4,066,400	3,287,605	24,672
Other	20,316	347	3
Allowance for doubtful receivables	(6,162)	(2,851)	(21)
Inventories (Note 5)	858,068	1,671,707	12,546
Deferred income taxes (Note 11)	208,052	179,164	1,345
Other current assets	83,240	67,098	503
Total current assets	19,886,452	18,178,304	136,423
Investments and other assets			
Investment securities	234,015	322,406	2,420
Investment in unconsolidated subsidiary and affiliates	40,000	40,000	300
Long-term prepaid expenses	148,717	181,943	1,365
Guarantee deposits	253,408	254,833	1,912
Investments in partnership	228,778	200,913	1,508
Deferred income taxes (Note 11)	248,319	101,913	765
Other investments	49,515	65,316	490
Total investments and other assets	1,202,752	1,167,324	8,760
Property and equipment			
Land	104,677	104,677	786
Buildings	406,656	467,095	3,505
Tools,furnitures and fixtures	231,808	265,631	1,993
	743,141	837,403	6,284
Less-accumulated depreciation	(294,934)	(345,248)	(2,591)
Total property and equipment	448,207	492,155	3,693
Intangible assets			
Consolidated adjustment account	27,710	-	-
Other (Note 6)	73,860	875,152	6,568
Total intangible assets	101,570	875,152	6,568
Total assets	¥ 21,638,981	¥ 20,712,935	$ 155,444

The accompanying notes to the consolidated financial statements are an integral part of these statements.

March 31, 2001 and 2002

	in thousands		in thousands (Note 1)
	2001 Year-end	2002 Year-end	2002 Year-end
Current liabilities			
Short-term debt (Note 7)	¥ 1,700,000	¥ 50,000	$ 375
Payables:			
Trade	3,419,582	2,588,484	19,426
Construction	10,336	6,439	48
Other	307,857	317,069	2,380
Accrued expenses	258,629	266,123	1,997
Income taxes payable (Note 11)	919,521	460,082	3,453
Advances received	3,324	2,397	18
Other	11,634	12,647	95
Total current liabilities	6,630,883	3,703,241	27,792
Long-term liabilities			
Reserve for severance benefits			
Employees	10,546	14,841	111
Directors and statutory auditors	148,357	167,596	1,258
Other	1,275	1,430	10
Total liabilities	6,791,061	3,887,108	29,171
Minority interests in consolidated subsidiaries	223,311	772,532	5,798
Shareholders' equity (Note 12)			
Common stock			
Authorized -40,000,000 shares			
Issued -24,661,017 shares	4,840,313	4,840,313	36,325
Additional paid-in capital	5,936,081	5,936,081	44,548
Retained earnings	4,336,825	5,655,426	42,443
Net unrealized gains on securities	–	70,429	529
Foreign currency translation adjustments	(23,986)	9,103	68
Treasury stock, at cost (83,759 shares in 2001 and 82,605 shares in 2002)	(464,624)	(458,057)	(3,438)
Total shareholders' equity	14,624,609	16,053,295	120,475
Total liabilities, minority interests and shareholders' equity	¥ 21,638,981	¥ 20,712,935	$ 155,444

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Income

MegaChips Corporation and its Consolidated Subsidiaries

For the two years ended March 31, 2001 and 2002	2001 Year-end (in thousands)	2002 Year-end (in thousands)	2002 Year-end (in thousands (Note 1))
Net sales	¥ 53,851,374	¥ 36,898,519	$ 276,912
Cost of sales	47,225,781	30,164,316	226,374
Gross profit	6,625,593	6,734,203	50,538
Selling, general and administrative expenses	3,319,418	3,890,211	29,195
Operating income	3,306,175	2,843,992	21,343
Other income (expenses)			
Interest and dividend income	6,598	6,970	52
Interest expense	(31,661)	(5,815)	(43)
Other, net (Note 17)	41,037	137,339	1,031
	15,974	138,494	1,040
Income before income taxes and minority interests	3,322,149	2,982,486	22,383
Income taxes (Note 11)			
Current	1,696,909	1,174,986	8,818
Deferred	(266,590)	124,293	933
Total income taxes	1,430,319	1,299,279	9,751
Minority interests in consolidated subsidiaries	25,490	35,822	269
Net income	¥ 1,866,340	¥ 1,647,385	$ 12,363

Amounts per share	Yen		U.S.dollars (Note 1)
Net income — basic	¥75.87	¥ 67.02	$ 0.50
Cash dividends	10.00	10.00	0.08

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Shareholder's Equity

MegaChips Corporation and its Consolidated Subsidiaries

For the two years ended March 31, 2001 and 2002

	(in thousands)							
	Number of shares of common stock issued	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on securities	Foreign currency translation adjustments	Treasury stock, at purchase cost	Total
Balance at March 31, 2000	24,661,017	¥4,840,313	¥5,936,081	¥2,751,198	¥ –	¥ –	¥ (2,178)	¥13,525,414
Net income				1,866,340				1,866,340
Increase in treasury stock, net							(462,446)	(462,446)
Decrease in retained earnings related to merger of consolidated subsidiary				(23,427)				(23,427)
Cash dividends paid-¥8.00 per share				(197,286)				(197,286)
Bonuses to directors and statutory auditors				(60,000)				(60,000)
Foreign currency translation adjustments						(23,986)		(23,986)
Balance at March 31, 2001	24,661,017	4,840,313	5,936,081	4,336,825	–	(23,986)	(464,624)	14,624,609
Net income				1,647,385				1,647,385
Adoption of new accounting standard for financial instruments					70,429			70,429
Decrease in treasury stock, net							6,567	6,567
Cash dividends paid-¥10.00 per share				(245,773)				(245,773)
Bonuses to directors and statutory auditors				(83,011)				(83,011)
Foreign currency translation adjustments						33,089		33,089
Balance at March 31, 2002	24,661,017	¥4,840,313	¥5,936,081	¥5,655,426	¥ 70,429	¥ 9,103	¥ (458,057)	¥16,053,295

	Thousands of U.S.dollars(Note 1)						
	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on securities	Foreign currency translation adjustments	Treasury stock, at purchase cost	Total
Balance at March 31, 2001	$ 36,325	$ 44,548	$ 32,547	$ –	$ (180)	$ (3,487)	$ 109,753
Net income			12,363				12,363
Adoption of new accounting standard for financial instruments				529			529
Decrease in treasury stock, net						49	49
Cash dividends paid-$0.08 per share			(1,844)				(1,844)
Bonuses to directors and statutory auditors			(623)				(623)
Foreign currency translation adjustments					248		248
Balance at March 31, 2002	$ 36,325	$ 44,548	$ 42,443	$ 529	$ 68	$ (3,438)	$ 120,475

The accompanying notes to the consolidated financial statements are an integral part of these statements.

# of Cash Flows

MegaChips Corporation and its Consolidated Subsidiaries

For the two years ended March 31, 2001 and 2002	2001 Year-end (in thousands)	2002 Year-end (in thousands)	2002 Year-end (in thousands (Note 1))
Cash flows from operating activities			
□Income before income taxes and minority interests	¥ 3,322,149	¥ 2,982,486	$ 22,383
□Adjustment for:			
Depreciation and amortization	274,594	197,851	1,485
Loss on disposal of fixed assets	7,641	1,675	13
Decrease in provison for doubtful receivables	(111,864)	(3,311)	(25)
Gain from changes in equity interests	(32,586)	(423,466)	(3,178)
Reserve for employees' bonuses	41,025	(9,999)	(75)
Reserve for employees', directors' and statutory auditors' severance benefits, less payments net	48,401	23,533	177
Interest and dividend income	(6,598)	(6,970)	(52)
Increase in prepaid pension cost	(27,913)	(18,652)	(140)
Gain on sales of marketable securities and investments in securities	(55,199)	–	–
Gain from investment in business partnership	(444,387)	(14,561)	(109)
Interest expense	31,661	5,815	44
Stock issue expense	805	41,013	308
Loss on write-down of investments in securities	226,880	39,610	297
Loss on sales of investments in securities	–	36,000	270
Loss from disposition of system products	336,097	7,987	60
Loss from liquidation of a subsidiary	75,422	–	–
Valuation loss of golf club memberships	18,774	–	–
Change in assets and liabilities:			
Decrease(increase)in			
Receivables(trade)	988,347	6,565,728	49,274
Inventories	(382,044)	(813,639)	(6,106)
Other current assets	(33,227)	35,446	265
Increase(decrease)in			
Payables(trade)	(882,615)	(831,098)	(6,237)
Other current liabilities	(233,220)	(92,818)	(698)
Bonuses paid to directors and statutory auditors	(60,000)	(89,150)	(669)
Other, net	15,560	20,678	155
	3,117,703	7,654,158	57,442
Interest and dividend received	6,667	6,951	52
Interest paid	(32,984)	(5,202)	(39)
Income taxes paid	(1,475,251)	(1,634,425)	(12,266)
Net cash provided by operating activities	1,616,135	6,021,482	45,189
Cash flows from investing activities			
□Decrease in time deposits	101,000	–	–
□Purchases of investment securities	(250,570)	(56,000)	(420)
□Proceeds from sales of investment securities	119,551	9,391	70
□Proceeds from investments in partnership	425,763	54,593	410
□Purchases of property and equipment	(211,306)	(128,257)	(963)
□Purchases of intangible assets	(203,146)	(777,596)	(5,836)
□Proceeds from sales of intangible assets	–	12,000	90
□Payments for guarantee deposits	(72,685)	(5,775)	(43)
□Payments for long-term prepaid expenses	(78,491)	(77,214)	(579)
□Refunds of guarantee deposits	117,462	4,351	33
□Proceeds from cancelation of insurance	38,272	2,869	21
□Other, net	(14,849)	155	1
Net cash used in investing activities	(28,999)	(961,483)	(7,216)
Cash flows from financing activities			
□Net decrease in short-term debt	(825,000)	(1,650,000)	(12,383)
□Repayments of long-term dept	(170,969)	–	–
□Redemption of bonds	(1,000)	–	–
□Proceeds from stock issuance for minority shareholders	35,194	907,587	6,811
□Net decrease (increase) in treasury stock	(462,446)	3,131	24
□Cash dividends paid	(197,020)	(245,397)	(1,842)
□Cash dividends paid to minority shareholders	–	(6,281)	(47)
Net cash used in financing activities	(1,621,241)	(990,960)	(7,437)
Effect of exchange rate changes on cash and cash equivalents	17,567	36,590	275
Net increase (decrease) in cash and cash equivalents	(16,538)	4,105,629	30,811
Cash and cash equivalents at beginning of year	1,692,620	1,713,240	12,858
Increase in cash and cash equivalents related to merger of consolidated subsidiary (Note 16)	37,158	–	–
Cash and cash equivalents at end of year	¥ 1,713,240	¥ 5,818,869	$ 43,669

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to the Consolidated Financial Statements

MegaChips Corporation and its Consolidated Subsidiaries

1. Basis of presenting consolidated financial statements

MegaChips Corporation (the "Company") and its consolidated domestic subsidiary maintain their official accounting records in accordance with the provisions set forth in the Japanese Commercial Code and accounting principles and practices generally accepted in Japan ("Japanese GAAP"). The accounts of an overseas consolidated subsidiary are based on its accounting records maintained in conformity with generally accepted accounting principles and practices prevailing in its country of domicile.

Certain accounting principles and practices generally accepted in Japan are different from International Accounting Standards and standards in other countries in certain respects as to application and disclosure requirements. Accordingly, the accompanying financial statements are intended for use by those who are informed about Japanese accounting principles and practices.

The accompanying financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of statements of shareholders' equity) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation is not presented in the accompanying financial statements.

The translation of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers, using the prevailing exchange rate at March 31, 2002, which was ¥133.25 to U.S.$1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

Certain 2001 financial statement items were reclassified to conform to the presentation for 2002.

2. Significant accounting policies

1) Consolidation

The accompanying consolidated financial statements include the accounts of the Company and significant companies, over which the Company has power of control through substantial ownership or existence of certain conditions evidencing control by the Company.

One of Company's subsidiaries is consolidated using a fiscal period ending December 31. Significant transactions occurring during the January 1 to March 31 period are adjusted in these consolidated financial statements.

Investments in a non-consolidated subsidiary and an affiliate are recorded at cost and not accounted for under the equity method because they are insignificant.

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair value at the time the Company acquired control of the respective subsidiaries. All significant intercompany transactions and accounts have been eliminated. The difference between the cost of investments and equity in their net assets at dates of acquisition ("consolidated adjustment account") is amortized over five years. However, in the year ended March 31, 2002, such difference related to Digital Image,Inc. was fully expensed.

2) Cash and cash equivalents

Cash on hand, readily-available deposits and short-term highly liquid investments with maturities of not exceeding three months at the time of purchase that present insignificant risk of changes in value are considered to be cash and cash equivalents.

3) Allowance for doubtful receivables

Effective April 1, 2000, the Company and its consolidated subsidiaries (the "Companies") adopted the new accounting standard for financial instruments and provided the allowance for doubtful receivables in the following manner. For receivables from insolvent customers, who are undergoing bankruptcy or other collection proceedings or in similar financial conditions, the allowance for doubtful receivables is provided based on an evaluation of each customer's financial condition and an estimation of recoverable amounts due to the existence of security interests or guarantees.

For other receivables, the allowance for doubtful accounts is provided based on the Companies actual rate of collection losses in the past.

4) Inventories

Work-in-process is stated at cost determined by the specific identification method. Other inventories are mainly stated at cost determined by the average method.

Regarding inventories that are stated at cost, when there has been a persistent significant decline in value, the Companies have written down the value of such inventories.

5) Securities and investments

Effective April 1, 2000, the Companies adopted the new Japanese accounting standard for financial instruments ("Opinion Concerning Establishment of Accounting Standard for Financial Instruments " issued by the Business Accounting Deliberation Council on January 22, 1999).

Upon applying the new accounting standard, all companies are required to examine the intent of holding each security and classify those securities as (a) securities held for trading purposes (hereafter, "trading securities"), (b) debt securities intended to be held to maturity (hereafter, "held-to-maturity debt securities"), (c) equity securities issued by subsidiaries and affiliated companies, and (d) for all other securities that are not classified in any of the above categories (hereafter, "available-for-sale securities"). Under the new accounting standard, investments in business partnership are included in this classification of securities.

As a result, all securities owned by the Companies were classified as equity securities of subsidiaries and affiliated companies or available-for-sale securities. Under the new accounting standard, securities, which are included in investments in business partnership are required to be classified as well as original securities. Equity securities issued by non-consolidated subsidiaries and affiliated companies and available-for-securities with no available market values are stated at moving-average cost. Available-for-sale securities with available market prices are stated at fair market value. See below.

If the market value of equity securities issued by non-consolidated subsidiaries and affiliated companies, and available-for-sale securities (including investments in business partnership), declines significantly, such securities are stated at fair market value and the difference between fair market value and the carrying amount is recognized as loss in the period of the decline. If the fair market value of equity securities issued by non-consolidated subsidiaries and affiliated companies is not readily available, such securities should be written down to net asset value in the event net asset value declines significantly. Unrealized losses on these securities are reported in the income statement.

As a result of adopting the new accounting standard for financial instruments, in the year ended March 31,2001, including the effects on the allowance for doubtful receivables and write-down of golf club memberships, income before income taxes decreased by ¥155,527 thousand. Also, based on the examination of the intent of holding each security upon application of the new accounting standard at April 1, 2000, available-for-sale securities maturing within one year from the balance sheet date are included in current assets, and other securities are included in investments and other assets. As a result, at April 1, 2000, securities in current assets decreased by ¥54,370 thousand and investment securities increased by the same amount compared with what would have been reported under the previous accounting policy.

In the year ended March 31, 2001, the Company and its consolidated domestic subsidiary had not fully adopted the new policy for securities because of the one year grace period allowed under the new accounting standard. That is, available-for-sale securities with available fair market values weren't stated at fair market value, and unrealized gains and unrealized losses on these securities were not reported, net of applicable income taxes, as a separate component of shareholders' equity. If available-for-sale securities with available fair market values had been stated at fair market value, the following information and effects as at March 31, 2001 would have been relevant:

	[illegible]
Book value	¥ 111,486
Fair market value	337,329
Net unrealized gains on securities before tax	225,843
Deferred tax liabilities	94,854

Effective April 1, 2001, the Companies adopted the new accounting standard. That is, available-for-sale securities with available fair market values are stated at fair market value, and unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains on sale of such securities are computed using moving-average cost. The adoption increased investment securities by ¥117,000 thousand ($878 thousand), other investments by ¥ 4,429 thousand ($33 thousand), unrealized gains on securities, net of deferred tax liabilities of ¥ 51,000 thousand ($383 thousand) which are included in shareholders' equity in the amount of ¥70,429 thousand ($529 thousand.).

Golf club memberships are stated at cost. Effective April 1, 2000, the new accounting standard was applied to golf club memberships. If the market values of golf club memberships decline significantly, such memberships are stated at fair market value and the difference between fair market is recognized as loss in the period of the decline. If the fair market values of golf-club memberships are not readily available, such memberships should be written down to substantial value in the event they decline significantly. As a result of adopting the new accounting standard for financial instruments, in the year ended March 31, 2001, a loss on valuation of gold club members of ¥18,775 thousand and income before income taxes decreased by the same amount.

6) Property and equipment

Property and equipment are stated at cost. Depreciation is computed principally on the declining-balance method based on their estimated useful lives.
The principle estimated useful lives are as follows:
Building and structures ························ 3 ~ 47 years
Other ·· 3 ~ 20 years

7) Intangible assets

Capitalized costs of internal use software are amortized on the straight-line method over estimated useful lives of mainly 5 years.

Capitalized costs of producing product masters to be sold are amortized on the straight-line method over estimated period of future sales of 3 years.

Amortization of other intangible assets is computed on the straight-line method.

8) Long-term prepaid expenses
Long-term prepaid expenses are amortized on the straight-line method.

Certain post-development stage expenses related to the initial mass production of new products, except for costs of producing product masters to be sold, are amortized on the straight-line method over the estimated period of future sales of 3 years.

9) Stock issuance expenses
Stock issuance expenses are charged to income as incurred.

10) Bond discounts
Bond discounts are amortized over the life of the bonds on the straight-line method.

11) Bonuses
Accrued bonus liabilities for employees as of the balance sheet date are based on the estimated amounts to be paid in the future. Bonuses to directors and statutory auditors, which are subject to approval at the shareholders' meeting, are accounted for as an appropriation of retained earnings.

12) Income taxes
The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

13) Severance benefits
The Company and its domestic subsidiary provide two types of post-employment benefit plans, unfunded lump-sum payment plans and funded non-contributory pension plans, under which all eligible employees are entitled to benefits based on the level of wages and salaries at the time of retirement or termination, length of service and certain other factors.

Funded non-contributory pension plans cover 100% of severance benefits for eligible employees who retire at mandatory retirement age with at least three years of service.

Effective April 1, 2000, the Company and its domestic subsidiary adopted the new accounting standard, "Opinion on Setting Accounting Standard for Employees' Severance and Pension Benefits", issued by the Business Accounting Deliberation Council on June 16, 1998 (the "New Accounting Standard"). Under the New Accounting Standard, the Company and its domestic subsidiary provided for employees' severance and retirement benefits at March 31, 2001 and 2002 based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at each date.

As a result of the adoption of the new accounting standard, in the year ended March 31, 2001, income before income taxes increased by ¥ 28,961 thousand compared with what would have been recorded under the previous accounting standard.

With regard to severance benefits for directors and statutory auditors, the liability for lump-sum payments is stated at the amount which would be required if they retired as of the balance sheet date.

14) Translation of foreign currencies
All receivables and payables denominated in foreign currencies are translated into Japanese yen at the year-end rates.

Effective April 1, 2000, the Company and its domestic subsidiary adopted the revised accounting standard for foreign currency translation, "Opinion Concerning Revision of Accounting Standard for Foreign Currency Translation", issued by the Business Accounting Deliberation Council on October 22, 1999 (the "Revised Accounting Standard"). Under the Revised Accounting Standard, long-term receivables and payables denominated in foreign currencies are also translated into Japanese yen at the year-end rate.

The effect on the consolidated income statement of adopting the Revised Accounting Standard was immaterial.

Assets, liabilities and income and expenses of a foreign subsidiary are translated into Japanese yen at year-end rates. Shareholders' equity of a foreign subsidiary is translated into Japanese yen at the historical rates. The translation differences in Japanese yen amounts arising from the use of different rates are recognized as foreign currency translation adjustments in the balance sheets.

15) Finance leases
Finance leases which do not transfer ownership and do not have bargain purchase provisions are accounted for in the same manner as operating leases in accordance with generally accepted accounting principles in Japan.

16) Per share amounts of net income and cash dividends
The computation of net income per share shown in the consolidated statements of income is based upon the weighted average number of issued shares outstanding during each period.

The per share amount of cash dividends represents dividends declared as applicable to the year.

Diluted net income per share is not disclosed because there are no dilutive stock options at March 31, 2001 and 2002.

3. Securities

(1) The following tables summarize cost, carrying amount which is fair value, unrealized gains and losses of equity securities classified as other securities for which fair values are available at March 31, 2002:

Securities with unrealized gains :

	Cost	Carrying amount (Thousands of yen)	Unrealized gains
Equity securities	¥ 53,480	¥ 172,985	¥ 119,505

Securities with unrealized losses :

	Cost	Carrying amount (Thousands of yen)	Unrealized losses
Equity securities	¥ 204	¥ 86	¥ (118)

Securities with unrealized gains:

	Cost	Carrying amount (Thousands of U.S. dollars)	Unrealized gains
Equity securities	$ 401	$ 1,298	$ 897

Securities with unrealized losses :

	Cost	Carrying amount (Thousands of U.S. dollars)	Unrealized losses
Equity securities	$ 2	$ 1	$ (1)

(2) Total sales of available-for-sale securities for the years ended March 31, 2001 and 2002 are as follows:

	2001	2002	2002
	(Thousands of yen)		(Thousands of U.S. dollars)
Amount of sales	¥ 116,544	¥ 9,390	$ 70
Total gain on sales	55,198	–	–
Total loss on sales	2,614	36,000	270

(3) The following table summarizes book values of securities with no available fair values as at March 31, 2001 and 2002:

Available-for-sale securities:

	2001	2002	2002
	(Thousands of yen)		(Thousands of U.S. dollars)
Non-listed equity securities	¥ 334,007	¥ 277,566	$ 2,083
Non-listed foreign bonds	3,846	4,818	36
Other	470	1,190	9

Investments in unconsolidated subsidiary and affiliates:

	2001	2002	2002
	(Thousands of yen)		(Thousands of U.S. dollars)
Non-listed equity securities	¥ –	¥ 40,000	$ 300

The above table, includes securities which are included in investments in business partnership.

4. Derivative transactions

The Companies do not use derivative transactions.

5. Inventories

Inventories at March 31, 2001 and 2002 consisted of:

	2001	2002	2002
	(Thousands of yen)		(Thousands of U.S. dollars)
Merchandise	¥ 167,086	¥ 242,638	$ 1,786
Finished products	379,479	475,258	3,567
Semi-finished products	82,509	450,288	3,414
Raw materials	119,340	243,087	1,824
Work-in-prosess	109,328	259,007	1,944
Supplies	326	1,429	11
Total	¥ 858,068	¥ 1,671,707	$ 12,546

6. Intangible assets — other

Intangible assets - other at March 31, 2001 and 2002 consisted of:

	2001	2002	2002
	(Thousands of yen)		(Thousands of U.S. dollars)
Computer software	¥ 68,283	¥ 242,201	$ 1,818
Computer software in progress	–	626,630	4,703
Other	5,577	6,321	47
Total	¥ 73,860	¥ 875,152	$ 6,568

7. Short-term debt

Short-term debt at March 31, 2001 and 2002 consisted of the following:

	2001	2002	2002
	(Thousands of yen)		(Thousands of U.S. dollars)
Unsecured:			
0.53% to 1.375% notes for generally from 60 to 120 days.	¥ 1,700,000	¥ –	$ –
0.64% loan from financial institution maturing in November 2002	–	50,000	375
Total	¥ 1,700,000	¥ 50,000	$ 375

8. Leases

Non-capitalized finance leases

At March 31, 2001 and 2002 non-capitalized finance leases are as follows:

	2001	2002	2002
	(Thousands of yen)		(Thousands of U.S. dollars)
Equipment, at cost as if capitalized	¥ 24,997	¥ 50,325	$ 378
Intangible assets, at cost as if capitalized	–	87,092	654
Other	28,650	–	–
Less: accumulated depreciation	(35,855)	(32,346)	(243)
Total	¥ 17,792	¥ 105,071	$ 789

The above "as if capitalized" depreciation is calculated on the straight line method over lease terms. Lease payments, including financing charges, under non-capitalized finance leases for the years ended March 31, 2001 and 2002 were ¥34,422 thousand and ¥59,002 thousand ($ 443 thousand), respectively. If the above finance leases were capitalized, depreciation of ¥16,911 thousand and ¥25,142 thousand ($ 189 thousand) and interest of ¥1,103 thousand and ¥2,397 thousand ($ 18 thousand) would have been recorded for the years ended March 31, 2001 and 2002, respectively.

Obligations under non-capitalized finance leases, excluding the imputed interest portion, at March 31, 2001 and 2002 are as follows:

	2001	2002	2002
	(in thousands)		(in thousands)
Due within one year	¥ 38,797	¥ 61,575	$ 462
Due after one year	61,547	112,097	841
Total	¥ 100,344	¥ 173,672	$ 1,303

Operating leases

Obligations under non-cancelable operating leases at March 31, 2001 and 2002 are as follows:

	2001	2002	2002
	(in thousands)		(in thousands)
Due within one year	¥ 2,929	¥ 7,420	$ 55
Due after one year	–	19,161	144
Total	¥ 2,929	¥ 26,581	$ 199

9. Employees' severance and pension benefits

The liabilities for severance and retirement benefits included in the liability section of the consolidated balance sheets as at March 31, 2001 and 2002 consisted of the following:

	2001	2002	2002
	(in thousands)		(in thousands)
Projected benefit obligation	¥ 78,857	¥ 103,737	$ 779
Less fair value of pension assets	(96,224)	(135,462)	(1,017)
Prepaid pension cost	27,913	46,566	349
Liability for severance and retirement benefits	¥ 10,546	¥ 14,841	$ 111

The Companies adopted the simplified method to estimate projected benefit obligation.

Included in the consolidated statements of income for the years ended March 31, 2001 and 2002 are severance and retirement benefit expenses comprised of the following:

	2001	2002	2002
	(in thousands)		(in thousands)
Service costs — benefits earned during the year	¥ 45,346	¥ 41,184	$ 309
Net transition obligation	(26,843)	–	–
Severance and retirement benefit expenses	¥ 18,503	¥ 41,184	$ 309

The Companies adopted a simplified method to estimate expenses for severance and retirement benefits. The discount rate and the rate of expected returns on plan assets are not utilized, because of the adoption of the simplified method.

Research and development expenses are charged to income when incurred, such expenses by business category for the years ended March 31, 2001 and 2002 are as follows:

	2001	2002	2002
	(in thousands)		(in thousands)
LSI	¥ 552,937	¥ 728,508	$ 5,467
System	561,913	873,086	6,552
Total	¥ 1,114,850	¥ 1,601,594	$ 12,019

11. Income taxes

The Companies are subject to a number of taxes based on income, which, in the aggregate, indicate a statutory rate in Japan of approximately 42% for the years ended March 31, 2001 and 2002.

Significant components of the Companies' deferred tax assets and liabilities as of March 31, 2001 and 2002 are as follows:

	2001	2002	2002
	(in thousands)		(in thousands)
Deferred tax assets:			
Excess bonuses accrued	¥ 44,061	¥ 40,652	$ 305
Excess software costs	114,958	169,267	1,270
Enterprise taxes	83,573	41,520	312
Directors' and statutory auditors' severance benefits	62,308	70,395	528
Valuation loss on inventory	40,775	30,633	230
Valuation loss on golf club membership	7,885	7,885	59
Excess accounts payable	21,535	25,230	189
Write-down of securities	95,290	107,725	808
Loss carryforwards of a subsidiary	56,228	85,768	644
Unrealized gains	2,874	43,116	324
Other	9,081	6,749	51
Total deferred tax assets	538,568	628,940	4,720
Valuation allowance	(56,228)	(85,768)	(644)
Deferred tax assets	482,340	543,172	4,076
Deferred tax liabilities:			
Gain from fluctuations of interest	(13,682)	(191,538)	(1,437)
Prepaid pension cost	(11,723)	(19,557)	(147)
Reserve for program development cost	(564)	–	–
Net unrealized gains on securities	–	(51,000)	(383)
Total deferred tax liabilities	(25,969)	(262,095)	(1,967)
Net deferred tax assets	¥ 456,371	¥ 281,077	$ 2,109

In regard to "Loss carryforwards of a subsidiary", the Company provides a full valuation allowance due to the uncertainty of the subsidiary's ability to utilize the loss carryforwards in future years.

12. Shareholders' equity

Under the Commercial Code of Japan, the entire amount of the issue price of shares is required to be accounted for as stated capital, although a company may, by resolution of its board of directors, account for an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital.

Effective October 1, 2001, the Japanese Commercial Code provides that an amount equal to at least 10% of cash dividends and other cash appropriations shall be appropriated and set aside as a legal reserve until the total amount of legal reserve and additional paid-in capital equals 25% of common stock. The legal reserve and additional paid-in capital may be used to eliminate or reduce a deficit by resolution of the shareholders' meeting or may be capitalized by resolution of the Board of Directors. On condition that the total amount of legal reserve and additional paid-in capital remains being equal to or exceeding 25% of common stock, they are available for dividends by the resolution of shareholders' meeting. Legal reserve is included in retained earnings in the accompanying financial statements.

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with the Commercial Code of Japan.

The Company's directors and employees may be granted options to purchase the Company's common stock. All stock options have a two-year term and become fully exercisable three years from the date of grant. Information with respect to options is as follows:

	Number of shares	Exercise price	
		Yen	U.S. dollars
Balance at March 31, 2000	–	¥ –	$ –
Granted	86,000	7,793	58
Exercised	(2,300)	7,793	58
Balance at March 31, 2001	83,700	7,793	58
Granted	–	–	–
Exercised	(1,300)	7,793	58
Balance at March 31, 2002	82,400	¥ 7,793	$ 58

Remaining life 3.25 years

Treasury stock reserved for options at March 31, 2002 amounted to 82,400 shares. In accordance with the Commercial Code, there are certain restrictions on payment of dividends and bonuses to directors and statutory auditors in connection with the treasury stock repurchased for stock options. As a result of restrictions on the treasury stock repurchased for stock options, retained earnings of ¥464,353 thousand and ¥457,141 thousand ($3,431 thousand) at March 31, 2001 and 2002 are restricted as to the payment of cash dividends and bonuses to directors and statutory auditors.

Under the Company's articles of incorporation, it is possible for the Company to purchase and retire common shares, up to a maximum of 1,000,000 shares, by using the Company's retained earnings subject to the resolution of the Board of Directors. For the years ended March 31, 2001 and 2002, there were no such transactions.

13. Contingent liabilities

At March 31, 2001 and 2002, the Companies were contingently liable as follows:

	2001	2002	2002
	(In thousands)		(In thousands)
As guarantor indebtedness of Macronix International Co.,Ltd. on leases with Nintendo Co.,Ltd.	¥ –	¥ 666,250	$ 5,000

14. Effect of bank holidays on March 31, 2001 and 2002

As financial institutions in Japan were closed on March 31, 2001, ¥150,639 thousand of trade notes receivable maturing on March 31, 2001 were settled on the following business day, April 2, 2001 and accounted for accordingly.

As financial institutions in Japan were closed on March 31, 2002, ¥35,068 thousand ($263 thousand) of trade notes receivable maturing on March 31, 2002 were settled on the following business day, April 1, 2002 and accounted for accordingly.

15. Segment information

The Companies operate within the following two industry segments with their main products as follows:

LSI business:

- Custom Mask ROMs
- LSIs for home game consoles
- Image processing LSIs for digital still cameras
- Image format conversion for digital televisions
- Four-channel echo cancellers
- LAN controler LSIs for home use

System business:

- Compact, lightweight moving image servers: OpennetView
- Compact, lightweight, PC-less AV recording servers: OpennetHDR
- Image transmission servers with bi-directional voice and data communication function: eWatch MD-100
- Digital Video Recorders
- Authoring systems
- Rich-media services

Segment information by business of the Companies for the years ended March 31 , 2001 and 2002 is as follows:

(In Thousands of yen) 2001	LSI	System	Corporate and eliminations	Consolidated
Net sales:				
Customers	¥ 48,045,371	¥ 5,806,003	¥ –	¥ 53,851,374
Intersegment	–	–	–	–
	48,045,371	5,806,003	–	53,851,374
Costs and expenses	43,670,073	5,978,526	896,600	50,545,199
Operating income(loss)	¥ 4,375,298	¥ (172,523)	¥ (896,600)	¥ 3,306,175

(In Thousands of yen) 2002	LSI	System	Corporate and eliminations	Consolidated
Net sales:				
Customers	¥ 32,465,642	¥ 4,432,877	¥ –	¥ 36,898,519
Intersegment	–	–	–	–
	32,465,642	4,432,877	–	36,898,519
Costs and expenses	28,015,552	5,101,833	937,142	34,054,527
Operating income(loss)	¥ 4,450,090	¥ (668,956)	¥ (937,142)	¥ 2,843,992

(In Thousands of U.S. dollars) 2002	LSI	System	Corporate and eliminations	Consolidated
Net sales:				
Customers	$ 243,645	$ 33,267	$ –	$ 276,912
Intersegment	–	–	–	–
	243,645	33,267	–	276,912
Costs and expenses	210,248	38,287	7,034	255,569
Operating income(loss)	$ 33,397	$ (5,020)	$ (7,034)	$ 21,343

(In Thousands of yen) 2001	LSI	System	Corporate and eliminations	Consolidated
Assets	¥ 16,424,922	¥ 2,872,237	¥ 2,341,822	¥ 21,638,981
Depreciation and amortization	25,826	231,901	17,255	274,952
Capital expenditures	23,743	416,763	58,570	499,076

(In Thousands of yen) 2002	LSI	System	Corporate and eliminations	Consolidated
Assets	¥ 9,897,902	¥ 4,634,063	¥ 6,180,970	¥ 20,712,935
Depreciation and amortization	25,575	154,781	17,495	197,851
Capital expenditures	29,098	876,705	193,011	1,098,814

(In Thousands of U.S. dollars) 2002	LSI	System	Corporate and eliminations	Consolidated
Assets	$ 74,281	$ 34,777	$ 46,386	$ 155,444
Depreciation and amortization	192	1,162	131	1,485
Capital expenditures	218	6,579	1,449	8,246

Corporate expenses included in the Corporate and eliminations column of ¥896,600 thousand and ¥937,142 thousand ($7,034 thousand) for the years ended March 31, 2001 and 2002, respectively, are mainly expenses of administration departments of the Company.

Corporate assets included in the Corporate and eliminations column of ¥2,341,822 thousand and ¥6,180,970 thousand ($46,386 thousand) for the years ended March 31, 2001 and 2002, respectively, consist mainly of cash, securities and assets of administration departments of the Company.

16. Supplementary cash flow information

MegaFusion Corporation, which is a consolidated subsidiary, merged with Cameo Interactive Ltd. on April 1, 2000, and took over all of its assets and liabilities. The summary of assets and liabilities that were taken over are as follows:

Current assets	¥ 701,355
Fixed assets	353,322
Assets total	1,054,677
Current liabilities	¥ 901,812
Long-term liabilities	145,031
Liabilities total	¥ 1,046,843

17.Other income (expenses): other, net

Other income (expenses): other net in the consolidated statements of income are comprised as follows:

	2001	2002	2002
Reversal of allowance for doubtful receivables	¥ 111,707	¥ 5,244	$ 39
Loss from disposition of system products	(259,697)	(54,960)	(412)
Loss on discontinued system product development	–	(110,000)	(826)
Gain or loss on sale of marketable securities and investment securities	55,199	(36,000)	(270)
Gain from investments in business partnership	444,387	14,561	109
Stock issue expense	(805)	(41,013)	(308)
Write-down of investment securities	(226,880)	(39,609)	(297)
Loss from liquidation of a subsidiary	(75,422)	–	–
Valuation loss of golf club memberships	18,774	–	–
Gain from fluctuations of interest	32,586	423,466	3,178
Other, net	(58,812)	(24,350)	(182)
Total	¥ 41,037	¥ 137,339	$ 1,031

18.Related party transactions

Transactions with a statutory auditor, who is also the Company's lawyer, for the years ended March 31, 2001 and 2002 are as follows:

	2001	2002	2002
Legal advisory fees	¥ 47,991	¥ 17,498	$ 131

Transactions with a director for the years ended March 31, 2001 and 2002 are as follows:

	2001	2002	2002
Rent expense	¥ –	¥ 27,292	$ 205

(1) At the ordinary shareholders' meeting of the Company held on June 25, 2002, appropriations of retained earnings were duly approved as follows:

Cash dividends-¥10($0,08) per share	¥ 245,784	$ 1,845
Bonuses to directors and statutory auditors	42,000	315
Total	¥ 287,784	$ 2,160

(2) At the ordinary shareholders' meeting of the Company held on June 25, 2002, acquisition of treasury stock, from the end of the ordinary shareholders' meeting of the Company held on June 25, 2002 to the end of the next ordinary shareholders' meeting of the Company, was authorized, as follows:

a. Kind of treasury stock to be acquired : common stock
b. Amount of treasury stock to be acquired : up to 500,000 shares
c. Acquisition cost of treasury stock to be acquired : up to ¥2,000,000 thousand ($15,009 thousand)



Report of Independent Public Accountants

To the Shareholders and the Board of Directors of MegaChips Corporation:

We have audited the accompanying consolidated balance sheets of MegaChips Corporation (a Japanese corporation) and subsidiaries as at March 31, 2001 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended, all expressed in Japanese yen. Our audits were made in accordance with generally accepted auditing standards in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of MegaChips Corporation and subsidiaries as at March 31, 2001 and 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan (Note 1) applied on a consistent basis during the periods, except as noted in the following paragraph.

As explained in Note 2, in the year ended March 31, 2001, MegaChips Corporation and subsidiaries prospectively adopted new Japanese accounting standards for employees' retirement benefits and financial instruments and the revised Japanese accounting standards for foreign currency translation and in the year ended March 31, 2002, new Japanese accounting standards for financial instruments regarding valuation of available-for-sale securities with available fair market values.

Also, in our opinion, the U.S. dollar amounts in the accompanying consolidated financial statements have been translated from Japanese yen on the basis set forth in Note 1.

Osaka, Japan
June 25, 2002

Asahi & Co

Asahi & Co.

Corporate Data

MegaChips Corporation

○**Established** : April 4, 1990
○**Paid-in Capital** : ¥4,840 million
○**Shares of Common Stock Outstanding** : 24,661,017
○**Securities Code Number** : 6875
○**Business Lines** :
Design,Development and Sale of VLSI and system products

〈Head Office〉
4-1-6 Miyahara, Yodogawa-ku,
Osaka 532-0003, Japan
TEL:+81-6-6399-2884
FAX:+81-6-6399-2886

〈Office〉
Tokyo Sales Office
17-6, Ichibancho, Chiyoda-ku,
Tokyo 102-0082, Japan
TEL:+81-3-3512-5083
FAX:+81-3-3262-3358

〈Matsuyama Software Development Center〉
1454-1, Kishimachi,
Matsuyama 791-1102, Japan
TEL:+81-89-969-0331
FAX:+81-89-969-0332

[Group Companies]

MegaFusion Corporation

○**Business Lines:**
Sale, support and system integration of the Company's system products
Richmedia authoring products and services
Richmedia system solution provider

〈Head Office〉
17-6 Ichibancho, Chiyoda-ku,
Tokyo 102-0082, Japan
TEL:+81-3-3512-5080
FAX:+81-3-3262-3598

〈Osaka Office〉
4-1-6 Miyahara, Yodogawa-ku,
Osaka 532-0003, Japan
TEL:+81-6-6398-5161
FAX:+81-6-6398-5169

Digital Image, Inc.

○**Business Lines:**
Sale of the Company's system products, and support services

3031 Tisch Way, Suite 606,
San Jose, CA. 95128, USA
TEL:+1-408-241-9061
FAX:+1-408-241-9062

Investor Information

Settlement Date : March 31
General Shareholders' Meeting : June
Shareholders' List Closing Date : March 31
Share Trading Unit : 100
Transfer Agent : The Mitsubishi Trust and Banking Corporation
Number of Shareholders : 3,795

Shareholders Breakdown by Type

39.71% Individual & others
31.80% Japanese financial institutions
14.48% Japanese other companies
13.19% Foreign companies
0.48% Japanese securities companies
0.33% Treasuary stock
0.00% Japan Security Depository Center

Shareholders Breakdown by Number of Shares Held


73.10% 100 or more but less than 500
16.26% 1,000 or more but less than 5,000
5.95% 500 or more but less than 1,000
1.74% 10,000 or more but less than 50,000
1.26% 5,000 or more but less than 10,000
0.71% 100,000 or more but less than 500,000
0.53% 50,000 or more but less than 100,000
0.34% 500,000 or more
0.05% 0 or more but less than 100
0.03% Treasury Stock
0.03% Japan Security Depository Center

Directors and Auditors



Masahiro Shindo
Chairman



Shigeki Matsuoka
President and Representative Director



Yukihiro Ukai
Managing Director



Yoshimasa Hayashi
Director



Tetsuo Hikawa
Director



Hiroyuki Mizuno
Director



Takashi Nakakado
Standing Statutory Auditor



Daisuke Kosaka
Standing Statutory Auditor



Nozomu Ohara
Auditor



Keiichi Kitano
Auditor

